Request for Interim Financial Statements

In accordance with National Instrument 54-102 Interim Financial Statement and Report Exemption, shareholders may elect annually to have their name added to Manulife Financial Corporation’s supplemental mailing list in order to receive interim financial statements. If you would like to be included in our mailing list, please complete this form and send it to our transfer agent — CIBC Mellon Trust Company, at one of the addresses listed on the reverse.

If you prefer to receive these documents electronically, please go to the Shareholder Services section of our Web site at www.manulife.com to register for this service.

PLEASE PRINT

Name:

Address:

Street:

City:

Country:

Postal/Zip Code:

I certify that I am a shareholder
	Signature	Date

Manulife Financial Corporation	Manulife Financial Corporation
c/o CIBC Mellon Trust Company	c/o Computershare Hong Kong Investor Services Limited
P.O. Box 7010	Shops 1712 — 1716, 17th Floor
Adelaide Street Postal Station	Hopewell Centre
Toronto, ON	183 Queen’s Road East
Canada M5C 2W9	Wanchai, Hong Kong

Manulife Financial Corporation c/o Mellon Investor Services P.O. Box 3420 South Hackensack, NJ 07606-3420 U.S.A.	Manulife Financial Corporation c/o HSBC, Stock Transfer Department 30/F Discovery Suites 25 ADB Avenue Ortigas Center, Pasig City Philippines